

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2022

Paul Berns
Chief Executive Officer
Neumora Therapeutics, Inc.
65 Grove Street
Watertown, Massachusetts 02472

> **Re: Neumora Therapeutics, Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 2, 2022**
> **CIK No. 0001885522**

Dear Mr. Berns:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted May 2, 2022

Our Precision Neuroscience Pipeline, page 5

1. We acknowledge the revisions to your pipeline table here and elsewhere in the prospectus, including the deletion of the label for your discovery programs. Please explain the significance of the gray line separating the last three rows of the pipeline table from your other neuropsychiatry programs.

Results of preclinical studies or clinical trials of any product candidates..., page 32

2.   We refer to your disclosure that recent findings related to your preclinical GRIN2B program raised potential safety issues that led to the termination of such program. Please expand your disclosure of such findings that led to the termination of such program. Please also advise whether such safety issues impact any of your other preclinical programs, such as your GRIN2A positive allosteric modulator program.

Recent Acquisition of Assets
Alairion, Inc., page 98

3.   We note your disclosure on pages 17, 24, 99 and elsewhere in the prospectus that you paused the active program acquired from Alairion indefinitely based on pre-IND feedback received from the FDA. Please expand your disclosure of the feedback received from the FDA and the active program acquired from Alairion, including whether such program is related to any of your product candidates.

NMRA-511, page 137

4.   We note your disclosure on page 138 that you completed a Phase 1a clinical trial in February 2021 and quantitative EEG analysis suggested potential proof of mechanism. Please revise your characterization of the clinical trial to discuss the data rather than drawing conclusions from the results.

NMRA-M4R, page 138

5.   We refer to your disclosure on page 139 relating to a Phase 2 clinical trial of a M1/M4-preferring muscarinic agonist and a positive Phase 1b clinical trial of a M4 receptor positive allosteric modulator. Please expand your disclosure to clarify the scope and design of such trials, including who conducted the trials.

NMRA-GRIN2A, page 140

6.   We note your disclosure that you have identified lead molecules in a series of GRIN2A positive allosteric modulators that have demonstrated target engagement in animal models. Please expand your disclosure of the preclinical research you have conducted to date, including the scope, design and the data observed from such animal models.

You may contact Eric Atallah at 202-551-3663 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Laura Crotty at 202-551-7614 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Phillip Stoup, Esq.